

Form 636
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512 463-5709

Filing Fee: See Instructions

Certificate of Conversion of a Limited Liability Company Converting to a Corporation

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
JUN 01 2018
Corporations Section

Converting Entity Information

The name of the converting limited liability company is:
TXMGMT Consulting, LLC

The jurisdiction of formation of the limited liability company is : Texas

The date of formation of the limited liability company is: 1/1/2017

The file number, if any, issued to the limited liability company by the secretary of state is: 802737384

Plan of Conversion—Alternative Statements

The limited liability company named above is converting to a: ☒ for-profit corporation ☐ professional corporation ☐ nonprofit corporation. The name of the corporation is:

Clarity Consulting Corporation

The corporation will be formed under the laws of : Texas

☒ The plan of conversion is attached.

If the plan of conversion is not attached, the following statements must be completed.

☐ Instead of attaching the plan of conversion, the limited liability company certifies to the following statements:

A signed plan of conversion is on file at the principal place of business of the limited liability company, the converting entity. The address of the principal place of business of the limited liability company is:

Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A signed plan of conversion will be on file after the conversion at the principal place of business of the corporation, the converted entity. The address of the principal place of business of the corporation is:

Street or Mailing Address	*City*	*State*	*Country*	*Zip Code*

A copy of the plan of conversion will be furnished on written request without cost by the converting

entity before the conversion or by the converted entity after the conversion to any owner or member of the converting or converted entity.

Certificate of Formation for the Converted Entity

☒ The converted entity is a Texas corporation. The certificate of formation of the Texas corporation is attached to this certificate either as an attachment or exhibit to the plan of conversion, or as an attachment or exhibit to this certificate of conversion if the plan has not been attached to the certificate of conversion.

Approval of the Plan of Conversion

The plan of conversion has been approved as required by the laws of the jurisdiction of formation and the governing documents of the converting entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is accepted and filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90ᵗʰ day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

_____

_____

Tax Certificate

☐ Attached hereto is a certificate from the comptroller of public accounts that all taxes under title 2, Tax Code, have been paid by the limited liability company.

☒ In lieu of providing the tax certificate, the corporation as the converted entity is liable for the payment of any franchise taxes.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 6/1/2018

_____

President
_____
Signature and title of authorized person on behalf of the converting entity

Clarity Consulting Corporation / TXMGMT Consulting, LLC Plan of Conversion

Name of Converting Entity: TXMGMT Consulting, LLC.

Name of Resulting Converted Entity: Clarity Consulting Corporation.

Statement of Continuing Existence: TXMGMT Consulting, LLC is continuing its existence as "Clarity Consulting Corporation".

Statement of Entity and Jurisdiction: TXMGMT Consulting, LLC is now to be Clarity Consulting Corporation, a Texas Corporation.

The Manner and basis of converting the ownership interests shall be an even exchange from 100% ownership interest in the LLC to 10,000,000 shares of common stock in Clarity Consulting Corporation.

Certificate of Formation: File #802737384

Form 201 (Revised 05/11) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: $300**	 **Certificate of Formation For-Profit Corporation**	This space reserved for office use. **FILED** In the Office of the Secretary of State of Texas JUN 01 2018 Corporations Section

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Clarity Consulting Corporation

The name must contain the word "corporation," "company," "incorporated," "limited" or an abbreviation of one of these terms.

Article 2 – Registered Agent and Registered Office
(See instructions. Select and complete either A or B and complete C.)

☒ A. The initial registered agent is an organization (cannot be entity named above) by the name of:

Roach & Mitchell, PLLC

OR

☐ B. The initial registered agent is an individual resident of the state whose name is set forth below:

First Name	M.I.	Last Name	Suffix

C. The business address of the registered agent and the registered office address is:
2800 Post Oak Blvd.

Williams Tower, Ste. 4100	Houston	TX	77056
Street Address	City	State	Zip Code

Article 3 – Directors
(A minimum of 1 director is required.)

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1					
Brian	M	Desilets			
First Name	*M.I.*	*Last Name*		*Suffix*	
3431 Rayford Rd, Ste. 200-119	Spring		TX	77386	USA
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Form 201   4

Director 2					
Paul	I	Williams			
First Name	*M.I.*	*Last Name*			*Suffix*
2211 Rayford Rd., Ste. 111-308	Spring		TX	77386	USA
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Director 3					
First Name	*M.I.*	*Last Name*			*Suffix*
Street or Mailing Address	*City*		*State*	*Zip Code*	*Country*

Article 4 – Authorized Shares

(Provide the number of shares in the space below, then select option A or option B, do not select both.)

The total number of shares the corporation is authorized to issue is: 10,000,000

☒ A. The par value of each of the authorized shares is: 0.025

OR

☐ B. The shares shall have no par value.

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, the par value (or statement of no par value), and the preferences, limitations, and relative rights of each class in the space provided for supplemental information on this form.

Article 5 – Purpose

The purpose for which the corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

Supplemental Provisions/Information

Text Area: [The attached addendum, if any, is incorporated herein by reference.]

Clarity Consulting Corporation is being formed pursuant to a plan of conversion and converting TXMGMT Consulting, LLC, located at 2800 Post Oak Blvd, Ste. 4100, Houston, Texas 77056, as a for profit corporation as of June 1, 2018 in the State of Texas.

Organizer

The name and address of the organizer:

Brian Desilets
Name

3431 Rayford Rd. Ste. 200-119	Spring	TX	77386
Street or Mailing Address	_City_	_State_	_Zip Code_

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 6/1/2018 _____

Signature of organizer

Brian Desilets
Printed or typed name of organizer



Form 426
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: $15

Resolution Relating to a Series of Shares

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
JUL 08 2019
Corporations Section

Entity Information

The name of the corporation is:

Clarity Consulting Corporation

State the name of the entity as currently shown in the records of the secretary of state.

The file number issued to the filing entity by the secretary of state is: 803033697

Copy of Resolution

(Please check only one box.)

☐ A copy of a resolution establishing and designating a series of shares is attached.

☒ A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☐ A copy of a resolution deleting an established series is attached.

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:
06/26/2019
mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: June 26, 2019

RECEIVED
JUL 08 2019
Secretary of State

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

_____

_____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 06/26/2019

Chief Financial Officer

Signature and title of authorized officer

Board Meeting Notes & Resolutions

Clarity Consulting Corporation

June 26, 2016 | 3:00 – 4:52 PM Central

A special meeting by phone conference of the Board of Directors of Clarity Consulting Corporation was held on this date.

Attendees

A quorum was established with the attendance of all four current Board members:

- Tim Turner, CEO & Board Member
- Brian Desilets, CFO & Board Member
- Paul Williams, CTO, Board Member, & Corporate Secretary
- Kurt Nauck, Board Member

Discussion Items

The Board members discussed these subjects:

- Increasing our current allotment of 10 million authorized shares of common stock to 20 million authorized shares of common stock.
- Replacing our existing Private Placement Memorandum (PPM) (which reflects 10 million shares authorized) with a replacement PPM agreement that reflects the new 20 million shares authorized.
- Implementation related details associated with retiring our existing Private Placement Memorandum (PPM) and implementing a replacement PPM agreement.

Resolutions

1. A motion was passed to double the number of authorized shares of CCC common stock from 10 million shares currently to 20 million shares.

2. A motion was passed to effectively terminate the current PPM, as provided for in the paragraph entitled "Subscription Period" in the PPM, which solicited the sale of 1 million shares of stock at $1.00 per share out of an allotment of 10 million authorized shares effective with the close of business being (5 PM Central Daylight Time) on July 3, 2019.

3. A motion was passed to not dilute any rights or interests of the current and paid up shareholders of the company effective with the close of business on July 3, 2019.

4. A motion was passed to put into effect a new Private Placement Memorandum agreement of $1.00 per share with 20 million authorized shares. The new PPM will be put into effect as of July

5, 2019 with the newly revised calculations of existing shareholders and those that become new shareholders prior to the close of business on July 3, 2019.

Changelog

- 6/26/2019 @ 5:25 PM: PW issued these Meeting Notes for review and approval by all Board Members.
- 6/27/2019 @ 11:30AM – TJT changes.
- 7/1/2019 @ 5:00 PM: PW Incorporated all of TJT's changes, added a missing word, and released this as CCC's official meeting notes for our Board meeting on 6/26/2019.